August 6, 2018

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, California 90210

       Re: YayYo, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 18, 2018
           File No. 333-224549

Dear Mr. El-Batrawi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2018 letter.

Amendment No. 3 to Form S-1

Cover Page

1. We note that you have amended your registration statement to contemplate a firm commitment primary offering in addition to a best-efforts resale offering, but you have not named an underwriter for the primary offering nor listed the underwriting agreement as an exhibit to your filing. Please advise.
2. Your registration statement has been revised to contain two prospectuses, one for the offering by the company and one for the resale offering by certain selling stockholders. Please revise to include a table of contents for the selling stockholder
 Ramy El-Batrawi
FirstName LastNameRamy El-Batrawi
YayYo, Inc.
Comapany2018
August 6, NameYayYo, Inc.
August 6, 2018 Page 2
Page 2
FirstName LastName
         prospectus.
Summary of the Offering, page 6

3. We note your disclosure here that Ramy El-Batrawi will control approximately 58.62% of the voting power of your outstanding common stock upon completion of the offering. We further note your disclosure on page 20 that as of the date of the prospectus, Mr. El-
         Batrawi owned approximately 58.62% of your outstanding common stock. Please reconcile or advise.
Dilution, page 40

4. The final paragraph on page 41 references the "following table," but no table ensues.
         Please revise or advise.
Liquidity, Capital Resources, and Plan of Operations, page 46

5. We note your response to prior comment 3. Please disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources without regard to any proceeds that you expect to receive from the exercise of warrants or additional financing. Refer to FRC 501.03(a) and Section IV of SEC Release
         No. 33-8350.
Report of Independent Registered Public Accounting Firm, page F-2

6. Please revise to include a dual-dated audit opinion from your independent auditor referencing the restatement of your financial statement. Refer to AU 508 and 530.
Signatures and Power of Attorney, page 92

7. Please revise to include the signature of the Principal Accounting Officer. Refer to Form
         S-1, Instruction 1 to Signatures.
Alternate Pages for Selling Shareholder Prospectus
Cover Page, page 98

8. Please clarify on the selling shareholder prospectus cover page, as you disclose elsewhere in the filing, that the selling shareholders must sell their shares at a fixed price until such time as your shares are listed on a national securities exchange or quoted on the OTCBB,
         OTCQX or OTCQB marketplaces.
General

9. We note you disclose a price range of $7 to $9 per share with a midpoint initial public offering price of $8 per share, but your Calculation of Registration Fee Table reflects a proposed maximum offering price per share of $8. Please revise or advise.
 Ramy El-Batrawi
YayYo, Inc.
August 6, 2018
Page 3
10. Please obtain and file a revised legality opinion for the shares of common stock to be offered in the primary and resale offerings being registered.
11. To the extent that you intend to include graphics in the forepart of your prospectus, please supplementally provide us with copies of any pending graphics or artwork you intend to use. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure
         Interpretations.
12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Katherine Wray, Staff Attorney, at (202) 551-3483 with any other questions.



                                                               Sincerely,
FirstName LastNameRamy El-Batrawi
                                                               Division of
Corporation Finance
Comapany NameYayYo, Inc.
                                                               Office of
Information Technologies
August 6, 2018 Page 3                                          and Services
FirstName LastName